FIRST FEDERAL
BANKSHARES, INC.

March 11, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4561
Washington, DC 20549
         Attn: Mr. John A. Spitz, Senior Staff Accountant

Re: First Federal Bankshares, Inc.
    Item 4.02 Form 8-K
    Filed February 25, 2008
    File Number: 000-25509

Dear Mr. Spitz:

This letter is in response to your letter dated February 28, 2008, transmitting comments of the staff of the Securities and Exchange Commission (the "Commission") on the Form 8-K filed by First Federal Bankshares, Inc. (the "Company") on February 25, 2008.

Background Information

As of December 31, 2007, the Bank owned $65.2 million in trust-preferred pooled securities ("TPSs"). At the time of purchase, each of the TPSs were rated either single-A (61% of the portfolio) or triple-B (39% of the portfolio) by a nationally recognized rating agency. Since purchase, only one TPS in the portfolio has been downgraded (Trapeza 2006-10A D2), representing 7.8% of the portfolio. The cash flows for the Company's TPSs are derived from trust preferred securities and subordinated debt issued by well-diversified pools of banks and thrifts (73%), insurance companies (25%), and REIT/homebuilders (2%). The Bank's TPS securities are secured through a combination of subordination from lower classes within the TPS structures, as well as over-collateralization of available future contractual cash flows. Subordinated classes absorb losses before higher rated classes within the TPS structure. Exhibit A (attached) contains relevant information regarding the Company's TPS portfolio.

Management Responses

Following is the specific information requested by the staff under Item 1 of its letter:

o The specific securities held by the Company as of December 31, 2007, are identified in Exhibit A.
o Exhibit A clearly identifies the types of underlying issuers that support each TPS.
o    Exhibit A lists the purchase date for each TPS.
o September 30, 2007, was the first reporting date that any of the Company's TPS were in an unrealized loss position.
o Exhibit A shows the unrealized loss position of each TPS on September 30, 2007, and December 31, 2007. As mentioned above, only one TPS in the Company's portfolio has experienced a downgrade since issuance. On December 21, 2007, Trapeza 2006-10A D2 was downgraded from "triple-B" to "triple-C". This downgrade and resulting price decline were the sole reason for the restatement described in Form 8-K filed on February 25, 2008, and was caused by the default of a limited number of REITs within the security.

     Please  refer to our  response  to Item 2 on the next  page for  additional
     discussion   regarding  this  downgrade  and  resulting   impact  on  price
     indications received from third-party brokers.

o The Company based its decision to classify Trapeza 2006-10A D2 as temporarily impaired on the following considerations:
     1. Despite its recent downgrade, the issue's available future contractual cash flows have not been compromised. This is due to the diverse source of the cash flows that secure the issue, as well as the subordination and over-collateralization inherent in the structure of the security. As part of the Company's analysis, the issue's available future contractual cash flows were reviewed in detail through direct discussions with the third-party manager of the issue.
     2. The Company reviewed a sensitivity analysis of the cash flows from this security under various future default scenarios and concluded that the current subordination within the issue, as well as the over-collateralization of cash flows within the issue, was sufficient to absorb reasonable amount of potential future defaults. As a result, compromise of the future available contractual cash flows was not considered probable at this time.
     3. Based on discussions with the third-party manager, the Company concluded it is possible the investment rating of the security could be upgraded in the future as conditions improve.
     4. The market value for this security has been less than the Company's cost basis for only three months as of December 31, 2007.
     5. The Company has the positive intent and ability to hold the security for a period of time sufficient to allow for anticipated recovery in market value or until redemption/maturity. It should be noted that the security has par call features that are effective in approximately four years.

          The same considerations itemized above apply to every other TPS owned by the Company, except that such securities have not experienced a downgrade. Further, the Company is not aware of any information that would cause such securities to be classified as "other than temporarily impaired" or "permanently impaired".

o As noted in Item 8.01 of Form 8-K filed on February 25, 2008, the Company must submit a plan to the Office of Thrift Supervision ("OTS") specifying how it will come into compliance with certain regulatory guidelines relating to the size of its TPS portfolio. Notice of the requirement to submit a plan was received from the OTS after the Company had filed its December 31, 2007, Form 10-Q. As part of such plan, the Company intends to seek OTS approval to allow the Company to retain the securities, notwithstanding the regulatory guidelines. Such approval is within the statutory authority of the OTS given that federal law and regulation permit federal savings associations to invest up to 35% of their assets in these types of securities. Although there can be no assurances the OTS will grant such approval, informal discussions with the OTS staff prior to the issuance of the Form 8-K, as well as continuing discussions subsequent to that date, provided no indications to management that the Company's ability and intent to hold its TPS portfolio until anticipated recovery or redemption/maturity has been compromised. Accordingly, management concluded that it was appropriate to wait until discussions with the OTS have been completed before concluding anything other than the Company has the ability and intent to hold its TPS portfolio until recovery or redemption/maturity. It should be noted that the Company requested and received a 60-day extension from the OTS to submit its plan. The plan is due to the OTS no later than May 15, 2008.

Following is the Company's response to Item 2 in your letter:

On February 19, 2008, the Audit Committee of the Board of Directors of the Company (the "Committee") and management met to discuss the error in the

Company's previously filed Form 10-Q. Management described to the Committee its usual and customary practice of receiving security ratings information and market price indications from third party sources after the close of each reporting period. Management noted that these sources failed to indicate that the TPS in question had been downgraded as of the reporting date. Management also noted that none of the market price indications received from third-party brokers on the TPS in question indicated that a downgrade had occurred. Indeed, when presented with the knowledge of the downgrade after it was discovered by management, the brokers substantially lowered the price indications they had previously provided to the Company. In light of these facts, the Committee concluded that the Company's internal controls were functioning as intended and that a material weakness did not exist. Further, the Committee concluded that given the facts, circumstances, and timing of the Company's discovery of the error, a material weakness did not exist in the Company's disclosure controls. *

                                    * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of disclosures in filings with the Commission. Further, the Company acknowledges that staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *

We trust this letter addresses the staff's comments. Please do not hesitate to contact me at 712-277-0222 or mdosland@vantusbank.com if there are additional questions or comments.

Sincerely,

/s/ Michael W. Dosland

Michael W. Dosland
President and Chief Executive Officer

Encl: Exhibit A (Trust Preferred Securities Portfolio Summary)

cc:   Registrant Legal Counsel
      Registrant Independent Auditors
      Registrant Board of Directors

  Exhibit A
  First Federal Bankshares, Inc.
  Trust Preferred Securities Portfolio Summary
  December 31, 2007

                                                             Original             December 31, 2007 (1)
  Settlement                                       12/31/07  Purchased     Amortized     Market    Unrealized
  Date           Issue Name              CUSIP      Rating     Face           Cost       Value     Gain (Loss)
  -------------- -------------------- ------------ --------- ----------    ----------- ----------- ------------
  10/12/06       Preferred Term       74042WAD6       A       6,000,000      6,036,109   5,773,200    (262,909)
                 XVIII
  10/12/06       Preferred Term XIX   74042HAE7       A       2,000,000      1,996,721   1,896,641    (100,080)
  10/12/06       Preferred Term XXII  7402MAJ5        A       2,000,000      1,988,381   1,877,182    (111,199)
  See Note (3)   Alesco 9A C1         01449TAF0       A       9,000,000      8,959,512   8,418,914    (540,598)
  1/16/07        Alesco 12A C1        01450DAE4       A       6,000,000      6,000,000   5,565,000    (435,000)
  1/24/07        Alesco 10A C1        01449WAD8       A      10,000,000     10,028,751   9,350,000    (678,751)
  12/14/06       Preferred Term XXIV  74043CAG2       A       5,000,000      5,000,000   4,681,500    (318,500)
  -------------- -------------------- ------------ --------- ----------    ----------- ----------- ------------
  Subtotal - 'A' Rated                                       40,000,000     40,009,474  37,562,437  (2,447,037)

  2/16/07        Preferred Term XXII  7402MAN6       BBB      5,000,000      4,998,625   4,543,971    (454,654)
  3/15/07        Trapeza 2007-12A E1  89413GAS7      BBB      5,000,000      5,000,000   4,587,500    (412,500)
  3/22/07        Preferred Term XXV   74042FAL5      BBB      3,000,000      2,988,154   2,661,549    (326,605)
  3/26/07        Alesco 8A D1         01449CAN0      BBB      1,000,000      1,006,738     920,000     (86,738)
  3/28/07        Alesco 11A D         01449YAA0      BBB      1,000,000      1,016,937     955,000     (61,937)
  3/29/07        Alesco 15A D         01450BAF5      BBB      5,000,000      5,000,000   4,762,500    (237,500)
  -------------- -------------------- ------------ --------- ----------    ----------- ----------- ------------
  Subtotal - 'BBB' Rated                                     20,000,000     20,010,454  18,430,520  (1,579,934)

  2/1/07         Trapeza 2006-10A D2  89413CAL1      CCC      5,000,000      5,145,594   1,875,000  (3,270,594)
  -------------- -------------------- ------------ --------- ----------    ----------- ----------- ------------

  Total Trust Preferred Securities                           65,000,000     65,165,522  57,867,957  (7,297,565)
  =================================== ============ ========= ==========    =========== =========== ============



                                                                                          Company's Collateral Analysis (2)
                                                                                     ----------------------------------------------
                                                        September 30, 2007                               Percent of Collateral
                                               ---------------------------------                    -------------------------------
Settlement                                     Amortized    Market    Unrealized       Current       Bank
                                                                       Gain
Date           Issue Name              CUSIP     Cost       Value      (Loss)        Subordination  & Thrift   Insurance    REIT
-------------- -------------------- --------- ---------- ---------- -----------     -------------- ---------- ---------- ----------
10/12/06       Preferred Term       74042WAD6  6,039,784    5,961,000    (78,784)       13.5%          76%        24%        0%
               XVIII
10/12/06       Preferred Term XIX   74042HAE7  2,005,341    1,952,000    (53,341)       11.0%          74%        26%        0%
10/12/06       Preferred Term XXII  7402MAJ5   2,002,101    1,935,000    (67,101)       13.4%          73%        27%        0%
See Note (3)   Alesco 9A C1         01449TAF0  8,958,976    8,764,651   (194,325)       15.6%          67%        33%        0%
1/16/07        Alesco 12A C1        01450DAE4  6,000,000    5,820,000   (180,000)       13.1%          72%        28%        0%
1/24/07        Alesco 10A C1        01449WAD8 10,031,013    9,750,000   (281,013)       11.7%          67%        33%        0%
12/14/06       Preferred Term XXIV  74043CAG2  5,000,000    4,843,750   (156,250)       13.1%          75%        25%        0%
-------------- -------------------- ---------  ---------   ---------- -----------  --------------  ---------- ---------- ----------
Subtotal - 'A' Rated                          40,037,215   39,026,401 (1,010,814)       13.3%          70%        30%        0%

2/16/07        Preferred Term XXII  7402MAN6    5,035,135   4,750,000   (285,135)        6.9%          73%        27%        0%
3/15/07        Trapeza 2007-12A E1  89413GAS7   5,000,000   4,787,500   (212,500)       11.7%          90%        10%        0%
3/22/07        Preferred Term XXV   74042FAL5   3,000,000   2,812,500   (187,500)        7.0%          75%        25%        0%
3/26/07        Alesco 8A D1         01449CAN0   1,006,922     965,000    (41,922)        9.0%          67%        33%        0%
3/28/07        Alesco 11A D         01449YAA0   1,017,947     988,750    (29,197)        4.7%          69%        31%        0%
3/29/07        Alesco 15A D         01450BAF5   5,000,000   4,930,000    (70,000)        5.7%          85%        15%        0%
-------------- -------------------- ---------  ----------  ---------- -----------   -------------- ---------- ---------- ----------
Subtotal - 'BBB' Rated                         20,060,004  19,233,750  (826,254)        7.80%          80%        20%        0%

2/1/07         Trapeza 2006-10A D2  89413CAL1   5,156,068   4,775,000   (381,068)        4.0%          67%        6%         27%
-------------- -------------------- ---------   ----------- ---------- -----------  -------------- ---------- ---------- ----------

Total Trust Preferred Securities               65,253,287  63,035,151 (2,218,136)      10.86%         73%        25%        2%
=================================== ========= ===========  ========== ===========   ============== ========== ========== ==========

  Notes:
(1) Market value shown for Trepeza 2006-10A D2 as restated.
(2) Information obtained from security prospectuses and/or bond trustee reports. Updated for defaults, if any.
(3) Purchsases of Alesco 9A C1 settled on 1/23/07 ($5,000,000 original face) and 5/18/07 ($4,000,000 original face).